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                            August 25, 2023

       Stanley Horton
       President and Chief Executive Officer
       Boardwalk Pipeline Partners, LP
       9 Greenway Plaza, Suite 2800
       Houston, Texas 77046

                                                        Re: Boardwalk Pipeline
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274067

       Dear Stanley Horton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              E. Ramey Layne, Esq.